Shanda Reports Third Quarter 2010 Unaudited Results

- Third Quarter 2010 Net Revenues Increased 1% YoY to US$207.7 Million, Non-GAAP Diluted Earnings
per ADS were US$0.36

Shanghai, China—November 30, 2010—Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2010.

Third Quarter 2010 Highlights(1)

•	Consolidated net revenues increased 2% quarter-over-quarter and increased 1% year-over-year to RMB1,391.9 million (US$207.7 million).

•	Shanda Games’ revenues decreased 1% quarter-over-quarter and decreased 14% year-over-year to RMB1,096.3 million (US$163.6 million).

•	Shanda Online’s revenues increased 2% quarter-over-quarter and decreased 10% year-over-year to RMB254.4 million (US$38.0 million).

•	Other revenues increased 16% quarter-over-quarter and increased 136% year-over-year to RMB311.6 million (US$46.4 million).

•	Non-GAAP(2) operating income was RMB197.9 million (US$29.5 million), compared with RMB299.1 million in the second quarter of 2010 and RMB595.6 million in the third quarter of 2009.

•	Non-GAAP(2) net income attributable to ordinary shareholders was RMB142.4 million (US$21.2 million), compared with RMB234.8 million in the second quarter of 2010 and RMB519.6 million in the third quarter of 2009. Non-GAAP earnings per diluted ADS were RMB2.42 (US$0.36), compared with RMB3.84 in the second quarter of 2010 and RMB7.40 in the third quarter of 2009.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.7011 to US$1.00 as published by the People’s Bank of China on September 30, 2010. The percentages stated in this press release are calculated based on the RMB amounts.
(2) An explanation of the Company’s non-GAAP financial measures is included in the “Non-GAAP Financial Measures” section below. Related reconciliations to GAAP financial measures are included at the end of the accompanying financial statements.

Tianqiao Chen, Chairman, Chief Executive Officer and President of Shanda, commented, “In the third quarter of 2010, we were pleased with our ongoing efforts to build out our integrated service platform and incubate new businesses. Strong and consistent revenue growth from our other entertainment businesses over the past few quarters demonstrates that we are gaining traction with our diversification strategy. Shanda is in a critical period of transformation, and we will continue to step up our efforts to develop new technology, cultivate content and explore new markets to become the leading interactive media group in China.”

Conference Call and Webcast Notice

Shanda will host a conference call at 10:30 a.m. on November 30, 2010 Beijing/Hong Kong time (9:30 p.m. on November 29, 2010 Eastern Time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.

Third Quarter 2010 Financial Results(1)(2)

Net Revenues. Net revenues were RMB1,391.9 million (US$207.7 million), representing an increase of 2% from RMB1,362.5 million in the second quarter of 2010 and an increase of 1% from RMB1,381.7 million in the third quarter of 2009. The quarter-over-quarter increase was primarily due to a rise in Shanda Online’s revenues and other revenues, which were partially offset by the decrease in Shanda Games’ revenues.

Shanda Games’ revenues, including MMORPGs and advanced casual games, were RMB1,096.3 million (US$163.6 million) in the third quarter of 2010, representing a decrease of 1% from RMB1,112.7 million in the second quarter of 2010 and a decrease of 14% from RMB1,272.0 million in the third quarter of 2009.

Shanda Online’s revenues increased 2% quarter-over-quarter and decreased 10% year-over-year to RMB254.4 million (US$38.0 million).

Other revenues, including Ku6 (formerly named Hurray! Holding Co., Ltd.), literature, board games and e-sports platform, and other businesses, increased 16% quarter-over-quarter and increased 136% year-over-year to RMB311.6 million (US$46.4 million). Excluding the impact of Ku6’s continuing operations, other revenues increased 15% quarter-over-quarter to RMB284.9 million (US$42.5 million).

Gross Profit. Consolidated gross profit was RMB830.5 million (US$123.9 million), which was essentially flat compared with RMB830.7 million in the second quarter of 2010 and a 15% decrease from RMB982.7 million in the third quarter of 2009. Gross margin was 59.7% in the third quarter of 2010, compared with 61.0% in the second quarter of 2010 and 71.1% in the third quarter of 2009.

Shanda Games gross profit was RMB646.9 million (US$96.5 million), which was essentially flat compared with RMB645.6 million in the second quarter of 2010 and a 14% decrease from RMB754.0 million in the third quarter of 2009. Shanda Games gross margin was 59.0% in the third quarter of 2010, compared with 58.0% in the second quarter of 2010 and 59.3% in the third quarter of 2009.

Shanda Online gross profit was RMB193.7 million (US$28.9 million), representing a 1% decrease from RMB196.2 million in the second quarter of 2010 and a 16% decrease from RMB230.3 million in the third quarter of 2009. Shanda Online gross margin was 76.2% in the third quarter of 2010, compared with 78.8% in the second quarter of 2010 and 81.3% in the third quarter of 2009.

Other businesses gross profit was RMB50.0 million (US$7.4 million), representing a 20% increase from RMB41.5 million in the second quarter of 2010 and a 10% decrease from RMB55.5 million in the third quarter of 2009. Other businesses’ gross margin was 16.0% in the third quarter of 2010, compared with 15.4% in the second quarter of 2010 and 42.2% in the third quarter of 2009. Excluding the impact of Ku6’s continuing operations, the gross margin from other businesses for the third quarter of 2010 was 30.6%, compared with 40.6% in the second quarter of 2010.

Operating Income. Operating income was RMB154.8 million (US$23.1 million), compared with RMB233.1 million in the second quarter of 2010 and RMB511.3 million in the third quarter of 2009. Operating margin was 11.1% in the third quarter of 2010, compared with 17.1% in the second quarter of 2010 and 37.0% in the third quarter of 2009. Excluding the impact of Ku6’s continuing operations, operating margin was 17.6% in the third quarter of 2010, compared with 25.2% in the second quarter of 2010.

Non-GAAP(3) Operating Income. Non-GAAP operating income was RMB197.9 million (US$29.5 million), compared with RMB299.1 million in the second quarter of 2010 and RMB595.6 million in the third quarter of 2009. Non-GAAP operating margin was 14.2% in the third quarter of 2010, compared with 22.0% in the second quarter of 2010 and 43.1% in the third quarter of 2009. Excluding the impact of Ku6’s continuing operations, non-GAAP operating margin was 20.7% in the third quarter of 2010, compared with 30.1% in the second quarter of 2010.

Share-based compensation was RMB43.1 million (US$6.4 million) in the third quarter of 2010, compared with RMB66.0 million in the second quarter of 2010 and RMB84.3 million in the third quarter of 2009.

Income Tax Expense. Income tax expense was RMB86.9 million (US$13.0 million), compared with RMB43.6 million in the second quarter of 2010 and RMB131.3 million in the third quarter of 2009.

Net Income from continuing operations. Net Income from continuing operations was RMB139.5 million (US$20.8 million), compared with RMB181.9 million in the second quarter of 2010 and RMB441.0 million in the third quarter of 2009.

Net Income from discontinued operations. Net Income from discontinued operations reflects the operating results of Beijing Huayi Brothers Music Co., Ltd, which Hurray! (now known as Ku6 Media Co., Ltd.), agreed to sell to Huayi Brothers Media Corporation on May 14, 2010.

There was no income or loss from discontinued operations in the third quarter of 2010. Net Income from discontinued operations for the second quarter of 2010 was RMB31.5 million, which includes a gain of RMB30.6 million from the disposal of Huayi Music in May 2010. The net loss from discontinued operations in the third quarter of 2009 was RMB0.3 million.

Net Income Attributable to Ordinary Shareholders. Net income was RMB99.3 million (US$14.8 million), compared with RMB168.8 million in the second quarter of 2010 and RMB435.3 million in the third quarter of 2009. Earnings per diluted ADS in the third quarter of 2010 were RMB1.68 (US$0.26), compared with RMB2.76 in the second quarter of 2010 and RMB6.18 in the third quarter of 2009.

Non-GAAP(3) Net Income Attributable to Ordinary Shareholders. Non-GAAP net income was RMB142.4 million (US$21.2 million), compared with RMB234.8 million in the second quarter of 2010 and RMB519.6 million in the third quarter of 2009. Non-GAAP earnings per diluted ADS in the third quarter of 2010 were RMB2.42 (US$0.36), compared with RMB3.84 in the second quarter of 2010 and RMB7.40 in the third quarter of 2009.

Share Repurchase Program. During the third quarter of 2010, Shanda repurchased an aggregate of 445,143 ADSs.

Recent Business Highlights

On September 20, 2010, Shanda announced the appointment of Mr. John Lee as Senior Vice President, Head of Tax.

*Please visit Shanda’s website (http://www.snda.com) for details about these and other announcements.

Note to the Financial Information
The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2010 is still in progress. Adjustments to these preliminary financial statements may be identified during the audit, which could result in significant differences from this preliminary unaudited financial information.

Note to Ku6’s continuing operations
On August 17, 2010, Ku6 sold its wireless value-added services (“WVAS”) and recorded music businesses to Shanda and acquired 100% equity interest of Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”), an online audio business, from Shanda and a minority shareholder. Accordingly, Ku6’s continuing operations include online video portal and online audio businesses.

Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted operating income, adjusted net income and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the success of any acquisitions or investments by the Company or any subsidiaries, the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles, the success of our online literature platform, the success of our online video operations, the signing and development of successful artist for our music business, and the success of our wireless value added business, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games to be released in 2010, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that our contract writers do not deliver appealing literature products, the risk that our online video website fails to attract advertisers or content providers, the risk that we fail to sign popular music artists or fail to continue to successful promote our existing artists, the risk that the laws and regulations in the PRC continue to prohibit or restrict offering of wireless valued added products, the risk that the Company fails to deliver continuous growth in 2010, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Ku6, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, e-sports, literature, film, television, mobile ringtones music, and video etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

Contact
Shanda Interactive Entertainment Limited
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com

Christensen Investor Relations
China:
Paul Collins
Phone: +86 21 6468 0334
Email: pcollins@christensenir.com
United States:
Jerome Worley
Phone: +1-212-618-1978
Email: jworley@christensenir.com

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31, 2009	As of September 30, 2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	10,959.3	5,368.2	801.1
Restricted cash	54.5	2.5	0.4
Short-term investments	2,046.8	3,813.3	569.1
Marketable securities	20.8	17.5	2.6
Accounts receivable	115.7	248.8	37.1
Inventories	46.8	132.7	19.8
Due from related parties	0.4	1.7	0.3
Deferred licensing fees and related costs	56.3	44.7	6.7
Prepayments and other current assets	218.9	468.4	69.9
Deferre Deferred tax assets	118.2	114.6	17.1

Total current assets	13,637.7	10,212.4	1,524.1

Investment in equity and cost method investees	62.3	211.7	31.6
Property, equipment and software	481.4	637.4	95.1
Intangible assets	881.8	2,015.3	300.7
Goodwill	665.7	1,076.5	160.6
Long-term deposits	64.8	61.7	9.2
Long-term prepayments	206.5	357.3	53.3
Long-term assets	142.9	345.7	51.6
Non-current deferred tax assets	16.3	9.4	1.4

Total assets	16,159.4	14,927.4	2,227.6

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	104.9	380.3	56.7
Licensing fees payable	224.5	187.1	27.9
Taxes payable	205.5	178.3	26.5
Deferred revenue	452.3	528.7	78.9
Due to related parties	6.2	3.0	0.5
Short term loan	15.0	0.0	0.0
Other payables and accruals	787.5	968.1	144.5
Deferred tax liabilities	107.8	147.6	22.0
Convertible debt within one year	—	1,043.5	155.7

Total current liabilities	1,903.7	3,436.6	512.7

Non-current deferred tax liabilities	65.1	356.2	53.2
Non-current income tax liabilities	9.4	9.4	1.4
Long-term liabilities	1,030.5	31.5	4.7
Non-current deferred revenue	3.5	43.7	6.5

Total liabilities	3,012.2	3,877.4	578.5

Redeemable preferred shares issued by a subsidiary	157.9	164.9	24.6
Equity
Ordinary shares	11.3	9.9	1.5
Additional paid-in capital	8,345.5	7,089.7	1,058.0
Statutory reserves	196.3	207.6	31.0
Accumulated other comprehensive loss	(89.2)	(153.4)	(22.8)
Retained earnings	3,082.1	1,752.3	261.5

Total Shanda shareholder’ equity	11,546.0	8,906.1	1,329.2
Non-controlling interests	1,443.3	1,979.0	295.3

Total equity	12,989.3	10,885.1	1,624.5

Total liabilities and shareholders’ equity	16,159.4	14,927.4	2,227.6

	SHANDA INTERACTIVE ENTERTAINMENT LIMITED
	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	(in millions, except for share and per share data)
	For the three months period ended,
	September 30,	June 30,	September 30,
	2009(Adjusted) (1)	2010	2010	¡¡	¡¡
RMB		RMB	RMB		US$
Net revenues
Shanda Games	1,272.0	1,112.7	1,096.3		163.6
Shanda Online	283.3	248.9	254.4		38.0
Others	131.7	268.6	311.6		46.4
Elimination	(305.3)	(267.7)	(270.4)	¡¡	(40.3)

Total	1,381.7	1,362.5	1,391.9	¡¡	207.7

Cost of services
Shanda Games	(518.0)	(467.1)	(449.4)		(67.1)
Shanda Online	(53.0)	(52.7)	(60.7)		(9.1)
Others	(76.2)	(227.1)	(261.6)		(39.0)
Elimination	248.2	215.1	210.3	¡¡	31.4

Total	(399.0)	(531.8)	(561.4)	¡¡	(83.8)

Gross profit
Shanda Games	754.0	645.6	646.9		96.5
Shanda Online	230.3	196.2	193.7		28.9
Others	55.5	41.5	50.0		7.4
Elimination	(57.1)	(52.6)	(60.1)	¡¡	(8.9)

Total Overall gross profit margin	982.7	830.7	830.5	¡¡	123.9

Operating expenses:
Product development	(99.6)	(144.6)	(185.3)		(27.6)
Sales and marketing	(146.8)	(177.3)	(206.8)		(30.9)
General and administrative	(225.0)	(275.7)	(283.6)	¡¡	(42.3)

Total operating expenses	(471.4)	(597.6)	(675.7)	¡¡	(100.8)

Income from operations	511.3	233.1	154.8		23.1
Interest (expenses)/income, net	(9.8)	(1.6)	21.4		3.2
Other income/(expenses), net	84.8	(4.0)	54.7	¡¡	8.2

Income before income tax expenses, Equity in loss of affiliates	586.3	227.5	230.9		34.5
Income tax expense	(131.3)	(43.6)	(86.9)		(13.0)
Equity in loss of affiliates	(14.0)	(2.0)	(4.5)	¡¡	(0.7)

Net income from continuing operations	441.0	181.9	139.5	¡¡	20.8

Discontinued operations:
Net income(loss) from discontinued operations, net of tax	(0.3)	0.9	—		—
Gain from disposal of discontinued operations, net of tax	—	30.6	—	¡¡	—

Net income (loss) from discontinued operations, net of tax	(0.3)	31.5	—	¡¡	-

Net income	440.7	213.4	139.5	¡¡	20.8

Less: Net income attributable to non-controlling interests and redeemable preferred shares issued by a subsidiary	(5.4)	(44.6)	(40.2)	¡¡	(6.0)

Net income attributable to Shanda Interactive Entertainment Limited	435.3	168.8	99.3	¡¡	14.8

Earnings per share:
Basic	3.25	1.42	0.86		0.13
Diluted	3.09	1.38	0.84		0.13
Earnings per ADS:
Basic	6.50	2.84	1.72		0.26
Diluted	6.18	2.76	1.68		0.26
Weighted average ordinary shares outstanding:
Basic	133,858,259	119,109,584	115,073,616		115,073,616
Diluted	139,074,649	122,219,940	117,493,819		117,493,819
Weighted average ADS outstanding:
Basic	66,929,130	59,554,792	57,536,808		57,536,808
Diluted	69,537,325	61,109,970	58,746,910		58,746,910
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating income	595.6	299.1	197.9		29.5
Share-based compensation cost	(84.3)	(66.0)	(43.1)	¡¡	(6.4)

GAAP operating income	511.3	233.1	154.8	¡¡	23.1

Non-GAAP net income attributable to Shanda Interactive Entertainment Limited	519.6	234.8	142.4		21.2
Share-based compensation cost	(84.3)	(66.0)	(43.1)	¡¡	(6.4)

GAAP net income attributable to Shanda Interactive Entertainment Limited	435.3	168.8	99.3	¡¡	14.8

Non-GAAP diluted earnings per ADS	7.40	3.84	2.42		0.36
Share-based compensation cost per ADS	(1.22)	(1.08)	(0.74)	¡¡	(0.10)

GAAP diluted earnings per ADS	6.18	2.76	1.68	¡¡	0.26

(1)	Reflects the results from transaction of disposal of Huayi Music in accordance with the disclosure requirement of the U.S. GAAP.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the nine months period ended,
	September 30,		September 30,
	2009(Adjusted) (1)	¡¡	2010
	RMB		RMB	US$
Net revenues
Shanda Games	3,470.5		3,352.2	500.2
Shanda Online	771.2		756.4	112.9
Others	321.6		769.8	114.9
Elimination	(837.2)	¡¡	(812.3)	(121.2)

Total	3,726.1	¡¡	4,066.1	606.8

Cost of services
Shanda Games	(1,399.2)		(1,385.7)	(206.7)
Shanda Online	(157.0)		(163.1)	(24.3)
Others	(170.1)		(644.2)	(96.1)
Elimination	682.9	¡¡	647.3	96.4

Total	(1,043.4)	¡¡	(1,545.7)	(230.7)

Gross profit
Shanda Games	2,071.3		1,966.5	293.5
Shanda Online	614.2		593.3	88.6
Others	151.5		125.6	18.8
Elimination	(154.3)	¡¡	(165.0)	(24.8)

Total Overall gross profit margin	2,682.7	¡¡	2,520.4	376.1

Operating expenses:
Product development	(288.6)		(461.7)	(68.9)
Sales and marketing	(369.0)		(527.8)	(78.8)
General and administrative	(544.7)	¡¡	(787.9)	(117.6)

Total operating expenses	(1,202.3)	¡¡	(1,777.4)	(265.3)

Income from operations	1,480.4		743.0	110.8
Interest (expenses)/income, net	(29.1)		24.1	3.6
Other income, net	159.7	¡¡	105.0	15.7

Income before income tax expenses, Equity in loss of affiliates	1,611.0		872.1	130.1
Income tax expense	(336.9)		(255.7)	(38.2)
Equity in loss of affiliates	(29.1)	¡¡	(8.7)	(1.3)

Net income from continuing operations	1,245.0	¡¡	607.7	90.6

Discontinued operations:
Net loss from discontinued operations, net of tax	(0.3)		*0.0	0
Gain from disposal of discontinued operations, net of tax	—	¡¡	30.6	4.6

Net income from discontinued operations, net of tax	(0.3)	¡¡	30.6	4.6

Net income	1,244.7	¡¡	638.3	95.2

Less: Net income attributable to non-controlling interests and redeemable preferred shares issued by a subsidiary	(21.6)	¡¡	(140.6)	(21.0)

Net income attributable to Shanda Interactive Entertainment Limited	1,223.1	¡¡	497.7	74.2

Earnings per share:
Basic	9.11		4.06	0.61
Diluted	8.80		3.96	0.59
Earnings per ADS:
Basic	18.22		8.12	1.22
Diluted	17.60		7.92	1.18
Weighted average ordinary shares outstanding:
Basic	134,299,782		122,475,431	122,475,431
Diluted	138,380,564		125,642,321	125,642,321
Weighted average ADS outstanding:
Basic	67,149,891		61,237,716	61,237,716
Diluted	69,190,282		62,821,161	62,821,161
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating income	1,596.6		894.9	133.5
Share-based compensation cost	(116.2)	¡¡	(151.9)	(22.7)

GAAP operating income	1,480.4	¡¡	743.0	110.8

Non-GAAP net income attributable to Shanda Interactive Entertainment Limited	1,339.3		649.6	96.9
Share-based compensation cost	(116.2)	¡¡	(151.9)	(22.7)

GAAP net income attributable to Shanda Interactive Entertainment Limited	1,223.1	¡¡	497.7	74.2

Non-GAAP diluted earnings per ADS	19.28		10.34	1.54
Share-based compensation cost per ADS	(1.68)	¡¡	(2.42)	(0.36)

GAAP diluted earnings per ADS	17.60	¡¡	7.92	1.18

(1)	Reflects the results from transaction of disposal of Huayi Music in accordance with the disclosure requirement of the U.S. GAAP.

*: Less than 0.1